Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Final Results
Released	07:00 26 Feb 2004
Number	8462V

BAE SYSTEMS

Preliminary Announcement 2003

Highlights

- Strong cash performance
- Record order book at £46 billion
- Good performance from North America with underlying organic sales growth of 11%
- Customer Solutions & Support again delivered a robust performance
- Good progress towards stabilising the UK MoD Programmes business
- Turnaround in International Partnerships, driven by second half performance in MBDA and AMS and exit from Astrium
- Airbus results maintained in difficult market
- Avionics business impacted by reduced throughput and rationalisation activity

Results in brief

	2003	2002
Order book[1]	**£46.0 billion**	£42.5 billion
Sales	**£12,572 million**	£12,145 million
Profit before interest[2]	**£980 million**	£1,002 million
Earnings per share[2]	**16.6p**	17.3p
Profit/(loss) before interest[3]	**£453 million**	£(410) million
Loss per share[3]	**(0.5)p**	(23.2)p
Dividend per share	**9.2p**	9.2p
Operating cash inflow	**£836 million**	£136 million
Net debt	**£870 million**	£1,298 million

Outlook

Good sustained underlying growth is anticipated across the company's operations in North America and in International Partnerships with some recovery in the Avionics business. The performance of the Programmes business is expected to continue to be restrained with some UK MoD production programmes still in early phases of maturity. Margins in Customer Solutions & Support are likely to continue to trend downwards. Overall, underlying performance of the company's defence businesses in 2004 is expected to be slightly ahead of 2003.

Airbus plans a volume of activity for 2004 similar to 2003, with a slightly lower value mix of deliveries.

[1] including share of joint venture order books and after the elimination of intra-group orders of £1.9bn

[2] before goodwill amortisation and impairment of £518m (2002 £615m) and exceptional items of £9m (2002 £797m)

[3] statutory basis

2003 Preliminary results statement

Commenting on these results:
Sir Richard Evans, chairman, said
"We remain committed to the twin objectives of improving our performance to meet the expectations of our customers and delivering enhanced shareholder value."

Mike Turner, chief executive, added
"Our overall priorities are to deliver enhanced performance and improve returns, particularly from our major UK defence programmes in the medium term, and to continue to grow our business in the US."

Performance
BAE Systems has market leading businesses operating in the fields of systems and software, support services and, through Airbus, large commercial jets. Together these activities represent some 80% of the group's sales. Much of the recent focus of attention has been on the under-performance of our major UK Ministry of Defence (MoD) programmes. Good progress has been made towards the removal of excessive risk and the restoration of profitable growth in this latter portfolio that represents the remaining 20% of the group.

Profit before interest[1] reduced to £980m from £1,002m in 2002, on sales of £12,572m (2002 £12,145m). Earnings per share[1] for 2003 were down by 4% to 16.6p compared to 2002.

On a reported basis, the loss per share, after preference dividends, was 0.5p compared with a loss per share of 23.2p in 2002. This was due to a lower goodwill amortisation and impairment charge of £518m compared with £615m (including impairment on joint ventures of £117m) in 2002 and a significantly reduced level of exceptional items of £9m compared with £797m in 2002.

On translation the strength of the Euro more than offset the weakening dollar and reported sales and profit increased by £165m and £4m respectively.

The North America business group performed well, with double digit organic growth and strong cash flows. This business continued to design, develop and supply world class systems and expertise to key US programmes.

Customer Solutions & Support (CS&S) made further progress in growing business in the UK with an innovative cost and supply chain management programme with the UK MoD's Defence Logistics Organisation. In Saudi Arabia the strong relationship of many years continues with the Al Yamamah defence support programme.

Through our Commercial Aerospace business we are an active partner in all aspects of Airbus. Airbus performed strongly in a difficult market that endured the effects of the SARS virus, the Iraq conflict and the underlying airline industry cycle. Looking forward, Airbus is very well positioned for strong growth over the medium-term.

Much of our business in continental Europe is conducted in partnership with other aerospace and

defence companies. Our recent focus has been on enhancing the performance of these partnerships.

We have taken a three-pronged approach to improving performance. Firstly, we work hard with partners to maximise value and the progress of our MBDA guided weapons joint venture is successfully demonstrating the benefit of this approach. Secondly, where appropriate, we seek to achieve greater clarity of overall management control, as we have with the restructuring of STN Atlas, where we have taken 100% ownership of Atlas Elektronik, and the steps we are taking on Eurosystems with Finmeccanica. Thirdly, where activities are no longer core to our strategy and show inadequate returns we will exit, as we did with Astrium.

Progress has been made to stabilise the performance of the UK MoD programmes.

In Air Systems there has been significant progress on Nimrod and Hawk. Typhoon is now in production with deliveries to our customers underway. In order to determine the way forward and remove uncertainty, a key objective remains to conclude the negotiations with regard to the next phase of Typhoon weapon system development and the second tranche of production aircraft.

In Naval Systems we successfully achieved all of our 2003 key objectives and milestones for the Astute submarine, Type 45 destroyer, Landing Platform Dock, Landing Ship Dock (Auxiliary) and Sting Ray torpedo programmes.

Operating cash inflow was £836m (2002 £136m). Capital expenditure and financial investment was £248m (2002 £183m). The increase was primarily due to the investment of £74m in Alvis plc, representing a 29% interest.

Operating business cash inflow[2] was £625m compared with £31m in 2002. Cash flow improvements were achieved at Programmes as customer stage payments mitigated an outflow on Nimrod and capital expenditure on the JSF programme and also at CS&S due to the benefit of the high oil price during 2003. Commercial Aerospace included an outflow on the regional aircraft recourse provision, partially offset by a strong cash performance in Airbus compared with 2002 despite product development and capital expenditure on the A380 programme. North America cash flow was strong with some increase in working capital. Avionics cash outflows were mainly caused by rationalisation costs and capital expenditure on the new EW facility.

Free cash inflow, after interest and preference dividends and taxation was £562m compared with an outflow of £229m in 2002, from which equity dividends of £281m are paid.

Cash outflow on acquisitions of £62m relates primarily to the purchase of APTI and MEVATEC during 2003.

There was a benefit to net debt of £121m as Vodafone shares, underlying the Exchange Property, were revalued to market value at 31 December 2003. Foreign currency translation of £72m primarily comprises the benefit of translating US dollar denominated debt at the closing rate of £1/$1.786.

At the end of the year the net debt was £870m (2002 £1,298m).

The net interest charge increased to £220m from £206m in 2002. This reflected lower net interest payable on loans, overdrafts and financial instruments of £122m (2002 £155m) due to lower gross borrowings when compared with 2002 and net present value adjustments on aircraft lease provisions of £41m (2002 £39m) and other net present value adjustments of £7m (2002 £nil). There was also a charge of £24m (2002 £nil) relating to an adjustment to aircraft financing liabilities due to changes in the expected timing of receipts and payments. Interest was covered 4.5 times by earnings[1] (2002 4.9 times).

The group's underlying tax rate for the year was 30% (2002 31%) and is expected to remain the same in the medium-term.

The Board is recommending a final dividend of 5.5p per share (2002 5.5p), bringing the total dividend for the year to 9.2p (2002 9.2p). At this level the annual dividend is covered 1.8 times by earnings[1] (2002 1.9 times).

The group has continued to account for retirement benefits under SSAP 24. The pension charge for the year on UK and US defined benefit schemes on a SSAP 24 basis was £127m (2002 £118m). The deficit on UK and US schemes calculated on an FRS 17 basis was £2.1bn after tax (2002 £2.2bn after tax). Investment returns, better than expected by £827m, were partially offset by an increase in liabilities due to a reduction in the discount rate during the year. Full adoption of FRS 17 would have resulted in an additional charge to operating profit of £45m (2002 £58m) when compared with the pension charge on a SSAP 24 basis, and reserves would have been reduced by £2.4bn (2002 £2.4bn).

Board changes

Sir Peter Mason and Michael Hartnall joined the Board in 2003; both possess a good deal of relevant experience and knowledge and are valuable additions to the Board. Sir Charles Masefield, Sir Robin Biggam and Keith Brown all retired from the Board during the year and Paolo Scaroni will be retiring from the Board at the conclusion of this year's Annual General Meeting.

A strong company

We remain focused on leveraging the strong positions and relationships we enjoy in key markets. We have a robust and productive relationship with the UK MoD and are a firmly established constituent of the US defence industry where we continue to grow our position. In continental Europe we have strong positions on key programmes such as Typhoon and are a proud and active partner in Airbus.

Priorities

Our overall priorities are to deliver enhanced performance and improve returns, particularly from our major UK defence programmes in the medium-term, and to continue to grow our business in the US. We will do this by exploiting fully the opportunities that come from our strong market positions and continuing to improve our programme management capabilities. We are determined to succeed, and remain committed to achieving an acceptable and sustainable return for shareholders.

[1] before goodwill amortisation and impairment and exceptional items (statutory presentation is shown in the consolidated profit and loss account below)

[2] net cash inflow from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures

Summarised profit and loss account

for the year ended 31 December

	2003	2002
	£m	£m
Sales	**12,572**	12,145
Operating profit[1]	**670**	810
Share of operating profit of joint ventures[1]	**310**	192
Profit before interest[1]	**980**	1,002
Net interest	**(220)**	(206)
Profit before tax, goodwill amortisation and impairment and exceptional items	**760**	796
Goodwill amortisation and impairment, including joint ventures	**(518)**	(615)
Exceptional items	**(9)**	(797)

Profit/(loss) before tax	**233**	(616)
Tax	**(225)**	(70)
Minority interests	**(2)**	–
Profit/(loss) for the year	**6**	(686)
Basic and diluted loss per share (note 5)	**(0.5)p**	(23.2)p
Basic and diluted earnings per share – excluding goodwill amortisation and impairment and exceptional items (note 5)	**16.6p**	17.3p
Dividend per share	**9.2p**	9.2p

Exchange rates

	2003	2002
£/€ – average	**1.445**	1.591
£/$ – average	**1.635**	1.503
£/€ – year end	**1.417**	1.539
£/$ – year end	**1.786**	1.601

[1]before goodwill amortisation and impairment and exceptional items (statutory presentation is shown in the consolidated profit and loss account below)

Segmental analysis

for the year ended 31 December

	Sales		Profit/(loss) before tax	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Programmes	**2,436**	2,171	**56**	69
Customer Solutions & Support	**2,166**	2,258	**411**	454
International Partnerships	**1,685**	1,648	**65**	(11)
Avionics	**1,127**	1,085	**12**	66
North America	**2,700**	2,627	**232**	247
Commercial Aerospace	**2,924**	2,773	**204**	195
HQ and other businesses	**316**	345	**–**	(18)
	13,354	12,907	**980**	1,002
Less: intra-group	**(782)**	(762)		
Net interest			**(220)**	(206)
	12,572	12,145	**760**	796
Goodwill amortisation and impairment, including joint ventures			**(518)**	(615)
Exceptional items			**(9)**	(797)
	12,572	12,145	**233**	(616)

Business group reviews

Programmes

	2003	2002
Order book[1]	**£11.3bn**	£11.0bn
Sales	**£2.4bn**	£2.2bn
Profit[2]	**£56m**	£69m

Cash inflow/(outflow)[3]	**£33m**	£(177)m
Number of employees[4]	**19,400**	20,500

The Programmes business group comprises the company's principal air systems, sea systems and C4ISR[5]-related prime contract activities.

Overview

In 2003, the Programmes business made a profit[2] of £56m (2002 £69m) on sales of £2,436m (2002 £2,171m) and generated an operating cash inflow[3] of £33m (2002 outflow £177m).

The 2.3% return on sales for Programmes reflects the substantial sales generating no profit contribution from the Nimrod and Astute programmes as a consequence of prior year provisions. In addition, a low level of sales and no profit was recognised on the Typhoon programme ahead of conclusion of negotiations on the second tranche contract. Type 45 destroyer sales have also been recognised at zero margin with the programme at an early stage of maturity.

Positive contributions to profit were achieved from underwater systems, naval ships and sustaining engineering activity on Tornado and Harrier. The F-35 Joint Strike Fighter (JSF) systems design and development contract, a cost plus award fee contract, also made a positive contribution.

Sea systems activities were reorganised to focus submarine capabilities at the Barrow yard in the north of England and surface ships on the Clyde in Scotland.

The outlook at Programmes is for increased sales in 2004 as deliveries of Typhoon aircraft increase. Overall, the contribution from Programmes will continue to be restrained until such time as the negotiations on Typhoon are completed.

Air systems businesses

There was good progress on Nimrod against the revised programme. Project reforms have been implemented with a new project management framework now in place, a new programme schedule agreed and the signing of a new contract in February 2004.

First deliveries of Typhoon to the air forces of the four partner nations commenced during 2003 following achievement of the key Type Acceptance milestone. Detailed discussions are underway to remove the uncertainty over the transition from Tranche 1 and to define the operational capability of the aircraft prior to the award of contracts for Tranche 2 development and production. Satisfactory resolution of these negotiations is key to Typhoon becoming a major contributor to the performance of the Programmes business.

After the down-select for 18 Typhoon aircraft from the Austrian government, the Singaporean government announced that Typhoon has been shortlisted as one of three candidates to meet its defence requirements.

The outlook for the Hawk programme improved significantly in July when the next generation of Hawk was selected as the RAF's Advanced Jet Trainer. This good news was followed in September by the announcement from the Indian government of its intention to purchase 66 Hawk aircraft. Conclusion of contract negotiations is anticipated in 2004. In addition, the South African and Bahraini Hawk programmes progressed on schedule.

There was continued progress in the early stages of development on the JSF programme where BAE Systems is a partner with Lockheed Martin and Northrop Grumman. BAE Systems has a major involvement in the programme with the design and manufacture of the rear fuselage, stabilisers and substantial avionics sub-systems and equipment. The preliminary design review for the conventional take-off and landing variant was completed in 2003. Further work is necessary on the short take-off

vertical landing variant to achieve an equivalent position. Agreeing appropriate transfer of technology between the UK and the US on this programme will be a key objective during 2004.

A particular highlight was the delivery to plan of the last of 142 Tornado GR4 Mid Life Update aircraft. Following the successful completion of that programme, a major weapon system upgrade of the Harrier GR7 aircraft to the GR9 standard is now underway.

Naval systems businesses
Detailed work has been undertaken to restructure the Astute submarine contract to reflect the agreement reached with the MoD in February 2003, culminating with the signing of a new contract in December 2003. Work on the project has progressed well throughout the year with significant milestones in both engineering and production being achieved in the final quarter.

The key design review milestone for the Type 45 destroyer was passed and the transition from design to production started in August 2003. The high standard of maturity of design achieved at the start of production is an important factor in mitigating programme risk. By the end of 2003, nine (out of thirty four) separate units of the first vessel were in manufacture in BAE Systems Clyde shipyards, with a further three (out of six) units in manufacture under contract with VT Group. The decision to concentrate the manufacture of all Type 45 destroyers in the Govan and Scotstoun shipyards underlines our long term commitment to maintaining shipbuilding centres of excellence on the Clyde.

The contract to supply three Offshore Patrol Vessels to the Royal Brunei Navy is well advanced with customer acceptance of the first vessel expected early in 2004 following an extensive programme of sea trials and combat systems trials during 2003. The second vessel had also commenced sea trials by the end of 2003.

Both Auxiliary Oilers, RFA Wave Knight and RFA Wave Ruler, achieved final acceptance and entered service during 2003.

HMS Albion, the first of two Landing Platform Docks, was accepted by the MoD in April and entered service in July 2003. The second ship, HMS Bulwark, is scheduled for completion early in the second half of 2004.

BAE Systems is building two Landing Ship Dock (Auxiliary) vessels. For this contract, BAE Systems is building the vessels under subcontract from the MoD. Outfitting of the first, RFA Mounts Bay, started following the successful joining of the blocks on the berth at Govan. Launch of the vessel is planned for the first half of 2004.

The tactical weapons systems update programme of the Trafalgar Class submarines for the Royal Navy remained on schedule during 2003. Key achievements included the completion of the HMS Trenchant refits and sea trials and acceptance of the upgraded sonar functionality on HMS Torbay.

A contract valued at £375m for Sting Ray Mod 1 torpedoes was awarded by the MoD and Archerfish was sold to the US Navy for their Airborne Mine Neutralisation System. Deliveries of the Spearfish heavy torpedo were completed, to schedule, in November 2003.

C4ISR
The C4ISR business has a key role in developing and delivering the UK's network enabled capability. BAE Systems is working towards establishing a central role with the MoD in creating and developing their overall systems architecture.

The development of C4ISR's capability was greatly enhanced during the year with the launch of the Battlespace Management Evaluation Centre (BMEC).

The BMEC simulates and evaluates complex systems within operational scenarios early in a programme life-cycle. Recent successes include the NITEworks, Watchkeeper and National Missile Defence projects' integration and experimentation trials.

The 4D Battlespace Engineering Process was also launched during the year. Key to information systems projects, it looks across the whole battlespace environment of land, sea, air and space.

Customer Solutions & Support

	2003	2002
Order book[1]	**£2.6bn**	£2.6bn
Sales	**£2.2bn**	£2.3bn
Profit[2]	**£411m**	£454m
Cash inflow[3]	**£518m**	£323m
Number of employees[4]	**10,800**	10,900

The Customer Solutions & Support (CS&S) business group provides tailored through-life support and services for current and future military capability. It meets the trend within armed forces to work more closely with industry to ensure their frontline operational requirements are supported and maintained in the most cost-effective and efficient manner.

In 2003, the CS&S business group made a profit[2] of £411m (2002 £454m) on sales of £2,166m (2002 £2,258m). The business generated an operating cash inflow[3] of £518m (2002 £323m).

BAE Systems has a major presence in the Kingdom of Saudi Arabia, as prime contractor for the UK's government-to-government defence agreement, Al Yamamah. The business employs some 4,800 people, of whom more than half are Saudi nationals, in support of the Royal Saudi Air Force and the Royal Saudi Navy. BAE Systems provides complete support and service solutions, including support to the Kingdom's ground defence infrastructure and naval minehunters.

Performance on the Al Yamamah programme was strong, with cash flows benefiting from the strong oil price throughout the year.

Other overseas activities included receiving a contract to supply the Royal Bahraini Air Force with a complete solution for an indigenous flying academy in Bahrain including the Hawk Advanced Jet Trainer, and an order for the reactivation, upgrade and transfer to Romania of two Type 22 Frigates.

The contract to reactivate four Upholder class submarines for the Canadian Navy progressed well with the second and third boats handed over during the year. The final boat, HMS Upholder, is due to be delivered in the first half of 2004.

In the UK the group renewed its partnering agreement with the MoD's Defence Logistics Organisation (DLO). The agreement aims to achieve better value for money for the DLO and to generate new business for the company, whilst improving support to armed forces in the front-line.

Underpinning the agreement, long-term support contracts have been won and are performing well on the key UK air platforms: Tornado; Harrier; and Nimrod. In addition, a significant order was secured on the UK RAF's in-service fleet of VC10 aircraft, consolidating the current arrangements into a single prime contract under CS&S and providing enhanced value for money to the DLO.

Support and services joint ventures form an integral part of the CS&S strategy and all returned strong results. The performance of Fleet Support Limited, in which BAE Systems has a 50% interest,

was particularly encouraging following the signing of an 11 year partnering agreement at the UK's Portsmouth Naval base. BAE Systems 50% interest in Flagship Training Limited, which manages the Royal Naval training establishments and markets their training courses to overseas customers, also saw encouraging growth in its order book.

Looking forward, CS&S will work to sustain a long-term presence in Saudi Arabia, deliver on schedule and further extend its current support and service contracts, and position itself as the key provider of through-life support on major platforms such as Typhoon, Astute, Type 45 and JSF. The announcements in 2003 that BAE Systems has been selected to provide Hawk Advanced Jet Trainers to both the UK and India will also provide support opportunities for these key programmes.

The strong oil price continues to benefit cash flows while sales in 2004 are expected to be at a comparable level with 2003. Margins are likely to continue to trend downwards as more work on the Al Yamamah programme is undertaken in country and a greater proportion of overall CS&S sales are generated from UK activity.

International Partnerships

	2003	2002
Order book[1]	**£6.8bn**	£6.3bn
Sales	**£1.7bn**	£1.6bn
Profit/(loss)[2]	**£65m**	£(11)m
Cash inflow[3]	**£69m**	£77m
Number of employees[4]	**13,600**	16,300

The International Partnerships business group comprises interests in the following:

MBDA	37.5%
AMS	50%
Saab	35%
Gripen International	50%
Atlas Elektronik	100%

The business group generated an operating profit[2] of £65m (2002 loss £11m). Sales for the continuing businesses grew by 12% to £1.7bn. In sterling terms sales and profits benefited by the translation effect of a strengthening Euro by £156m and £6m respectively. The business group achieved order intake of £2.3bn, an increase of 16% on last year for the continuing businesses. Cash generation was in line with operating profits.

The turnaround in profitability followed the successful disposal of the 27.5% economic interest in the loss-making Astrium space systems business and improved performance across all other International Partnership businesses. In particular a strong second half performance was delivered from MBDA and AMS.

Looking to 2004, further sales growth is anticipated across International Partnerships as a whole with margins continuing to improve. Trading during 2004 is again expected to have a bias to the second half.

MBDA

MBDA has seen strong profit growth in 2003 as a number of key programmes have moved from development into production. Profitability is also now starting to benefit from the synergies of bringing UK, French and Italian activities into a single joint venture.

MBDA's order book continued to grow during 2003 with a number of important orders secured, including the contract from the European procurement agency OCCAR (Organisation Conjointe de Co-opération en matière d'Armement) for series production of the world's first advanced ground- and naval-based air defence system with an anti-ballistic missile capability. The order covers production of almost 1,400 Aster missiles together with logistics support, associated equipment and training for the UK, French and Italian defence ministries. MBDA's share of the contract is valued at €2.3bn.

MBDA is part of the team contracted by the UK MoD to begin development of Phase 1 of a Ground Based Air Defence (GBAD) programme. Under the contract, the team will demonstrate a new Air Defence Command and Control System integrated with the MBDA Rapier FSC air defence missile system and the Starstreak High Velocity Missile, both currently in service with the UK armed forces. The contract, which is a competitive assessment phase and was signed in December 2003, is initially worth around £40m. After assessment, the next phase of the programme is due to see a single team down-selected for the main GBAD programme, the budget for which has been announced by the UK MoD as £1bn.

MBDA also successfully completed the preliminary design review for Meteor, the six-nation Beyond Visual Range Air-to-Air Missile, and work is now well advanced for the first ground-based firing in a simulated flight environment. This will lead to the first air launched firing in 2005.

AMS
AMS had a year of strong profitable growth as it started to deliver benefits of scale.

Order intake for 2003 was up on the previous year and included a second contract, valued at €150m, for further installation and integration of the AMS combat system being supplied to the new Italian aircraft carrier, Andrea Doria.

AMS achieved important milestones with the combat management systems for the UK Type 45 destroyer programme and also the corresponding Franco/Italian Horizon destroyer programme. During 2003, software development on the data transfer systems for both of these programmes successfully passed contractual acceptance tests.

Saab
Saab's operating income in 2003 improved by 6% on 2002, after having recognised the cost of rationalisation which will benefit the business going forward.

Saab continues to grow, achieving order intake in 2003 of SEK19.6bn (£1.5bn). This stems from the development of advanced integrated systems for the Swedish market whilst at the same time increasing the proportion of export activity in the business; export orders now account for 65% of the order book.

Included in this order intake is the contract for the proximity fuse for the first Meteor order (SEK1.4bn (£0.1bn)) and a full business agreement to supply the mid and outer fixed leading edge on the A380 wing.

Gripen International
During 2003, the Hungarian government extended the proposed lease of Gripen fighters from the Swedish government to 14 aircraft. Modification of the aircraft to achieve full NATO inter-operability is expected to involve work worth more than £150m to Saab. In addition, the Czech Republic has opened negotiations with the Swedish government for the lease of 14 Gripen aircraft over 10 years and with Gripen International for a related industrial offset package.

The development of the Gripen aircraft to fulfil the order for South Africa is on track for first deliveries in 2007. Key prospects for the aircraft include the current tender for new fighter aircraft

for the Brazilian Air Force.

Atlas Elektronik

Atlas Elektronik had a good year, delivering a strong profit and cash performance, whilst undergoing key changes to the business following its separation from STN Atlas. The company's good performance in 2003 maintains the steady recovery seen since 1999.

In December 2003, Atlas Elektronik's new generation heavyweight torpedo, DM2A4, successfully completed its in-water test firing ahead of contract award for series production.

Atlas Elektronik also cleared key acceptance testing on its ISUS 90 submarine system for the Turkish, Greek and South African navies during the course of 2003.

In addition to its core combat systems business, Atlas Elektronik has been successful in exporting technology to adjacent military and commercial maritime markets; notable examples include worldwide sales of its Vessel Traffic Services systems and its hydrographic systems.

Avionics

	2003	2002
Order book[1]	**£2.3bn**	£2.5bn
Sales	**£1.1bn**	£1.1bn
Profit[2]	**£12m**	£66m
Cash (outflow)/inflow[3]	**£(28)m**	£83m
Number of employees[4]	**9,400**	10,000

The Avionics business group designs and develops electronic systems for military, air, sea and land platforms. The businesses within this reporting sector comprise five areas of activity: sensor systems; electronic warfare; inertial systems; avionic systems; and communications.

In 2003, the Avionics business group made a profit[2] of £12m (2002 £66m) on sales of £1,127m (2002 £1,085m). The business had an operating cash outflow[3] of £28m (2002 inflow £83m).

Avionics group results in 2003 were adversely impacted by rationalisation costs of £30m, which mainly addressed the reduced throughput in its inertial systems activities for the automotive industry.

Avionics is a major supplier of systems to the four partner nations on the Typhoon programme. These include two principal sub-systems, the Captor multi-mode radar and the Defensive Aids Sub-System (DASS). Deliveries of Captor radar systems were evenly spread across the year but there was a lower than planned build up of DASS equipment deliveries in the second half of 2003, with consequential impact on sales and profit.

Investment continued in the sensor systems business at Basildon and Edinburgh in the UK, resulting in the creation of world class centres of excellence in radar and electro-optical technologies. Amongst their successes was the receipt of the contract from Lockheed Martin for the laser system for the Electro-Optical Targeting System for the JSF. This award highlights the position of the Edinburgh facility as a world leading laser designer and supplier to the international market.

The electronic warfare business within Avionics is also a major supplier of equipment for helicopter programmes. The Helicopter Integrated Defensive Aids System (HIDAS) was specified by the Kuwaiti and Greek governments for their Apache helicopters, establishing HIDAS as the system of choice for international customers of the Boeing AH-64 Apache Longbow attack helicopter.

In addition to such new platform programmes, Avionics is pursuing significant market opportunities to upgrade other helicopter platforms. Most notably, such opportunities exist where central European and emerging NATO countries look to bring equipment to NATO compliant standards.

During 2003, the DLH (Siren) shipborne decoy system and HALO artillery locating system were accepted into service by the MoD. Both systems are now generating interest in the export market.

The Australian part of the group was selected early in 2003 by the Australian government for the Advanced SATCOM Terrestrial Infrastructure System. This reinforces its position as the leading domiciled C3I[5] business in Australia. Other Australian successes include the customer acceptance into service of JORN (an over-the-horizon radar) and WAPS (an integrated communications suite for the Western Australian Police Service).

The avionic systems business is a leading supplier of controls, display systems and mission computers for military and commercial aircraft. Aircraft supplied include JSF, Typhoon, Tornado, Hawk, F-16, both Boeing and Airbus commercial airliners, and EH101 and Lynx helicopters.

The Avionics group's award winning helmet mounted displays technology supports a range of aircraft including Typhoon, Gripen and JSF as well as helicopters such as the Eurocopter Tiger and WAH-64.

The outlook for Avionics remains good, with many state of the art technologies coming to the market in targeting systems, control and display systems, land vehicle vision systems, and electronic warfare and countermeasures. All of these represent key technologies for the future battlespace and emerging requirements for homeland defence.

Sales growth is expected in 2004 when compared with 2003 and margins are anticipated to make a progressive recovery. Sales and, hence, margins will be biased towards the second half.

North America

	2003	2002
Order book[1]	**£2.4bn**	£2.3bn
Sales	**£2.7bn**	£2.6bn
Profit[2]	**£232m**	£247m
Cash inflow[3]	**£162m**	£213m
Number of employees	**23,150**	21,600

Figures above in underlying US dollars:

	2003	2002
Order book[1]	**$4.2bn**	$3.7bn
Sales	**$4.4bn**	$3.9bn
Profit[2]	**$379m**	$371m
Cash inflow[3]	**$264m**	$320m

The North America business group designs, develops, integrates, manufactures and supports a wide range of advanced aerospace products and intelligent electronic systems, for government and commercial customers.

2003 was another successful year for the North America business as it continued to grow and expand

its core leadership positions in aerospace and defence electronics, C4ISR, and technical services.

The business produced good, sustainable growth in the US which continues to be the engine of the global defence market. The two acquisitions made early in the year, APTI and MEVATEC, also performed well. Strong programme performance enabled the business to produce year on year sales growth at constant exchange rates of 12% (11% growth at constant rates before acquisitions) with 9% return on sales. In sterling terms, sales and profits were reduced by the translation effect of the weakening dollar by £237m and £21m respectively.

BAE Systems is a major supplier of electronic systems for the JSF. BAE Systems participation on the programme in North America includes the integrated electronic combat/electronic warfare suite and the vehicle management computer, and elements of the communications, navigation and identification suite systems. In 2003, the JSF electronic warfare system development and demonstration programme successfully completed its preliminary design review, met or exceeded technical and programme allocation requirements, and delivered the first sets of contractual aperture hardware.

For its contribution to the JSF programme, which included design refinements leading to significant savings, the business earned its fourth consecutive 'Best in Class' award fee from Lockheed Martin. In 2004, the company will build on its 2003 accomplishments by completing system critical design reviews, delivering electronic hardware to the integration laboratory and beginning countermeasure development testing.

BAE Systems North America's growing capability in C4ISR and tactical communications is exemplified by its selection in 2003 to develop the integrated air and ground communications suite for the transformational Future Combat System (FCS), the US Army's largest acquisition programme. The company's development of the Wolfpack networked sensor and communications system for the Defense Advanced Research Projects Agency offers the potential to revolutionise electronic warfare and illustrates BAE Systems domain expertise in communications, sensor and jamming technology.

BAE Systems North America is developing a strong position as a C4ISR systems and sub-systems integrator focused on solving the growing challenges in command and control, time-critical-targeting, precision engagement, and battlefield management. In 2003, the business was down-selected in partnership with General Dynamics to compete for the Warfighter Information Network-Tactical (WIN-T), and also delivered several key programme wins in geospatial imagery and systems integration. This is after the 2002 Joint Tactical Radio System (JTRS) and Adaptive Joint C4ISR Node (AJCN) wins.

Already recognised as a worldwide leader in electronic warfare and electronic attack, BAE Systems North America captured the systems integrator role for the USAF Compass Call programme. BAE Systems has delivered more infra-red countermeasures than any other company in the world and is now working with the US Department of Homeland Security to leverage its expertise to develop systems for protecting commercial aircraft from the growing threat from shoulder-launched anti-aircraft missiles.

The newly formed platform solutions sector, which focuses the company's capabilities in flight and engine controls, power-management technology, avionics, and inertial products, achieved several significant milestones in 2003. These included new contracts for avionics and flight control components on the USAF C-17, flight control systems for the first flights of the BA 609 Tiltrotor and Embraer AL-X aircraft. In addition, the business was selected as Sikorsky's preferred supplier of fly-by-wire flight controls, including sub-systems for the S-92 and H-92 helicopters.

In the technology services arena, BAE Systems remains one of the largest suppliers of technical services and solutions to the US Navy. In 2003, the group won follow-on contracts to manage the

Holston Army ammunition plant for an additional five years, and to continue to provide management and financial services for the Federal Aviation Administration. In addition, the group maintains a range of systems engineering and technical assistance support contracts across all branches of the US military and several government agencies. The acquisition of MEVATEC extended the group's reach into missile defence.

In 2003, the mission solutions and integrated systems divisions earned the Level 5 Capability Maturity Model Integration (CMMI) rating by the Software Engineering Institute (SEI). Level 5 is the highest SEI rating, indicating that the two business units are operating at the 'optimising level' in their systems and software development processes, an achievement matched by fewer than 20 companies worldwide. With this recognition, more than 60% of BAE Systems North America's software engineers are now operating at levels 4 and 5, a significant differentiator in the aerospace and defence industry.

BAE Systems North America targets organic growth of 10% with margins staying around the current level. The business has historically converted much of its operating profit into cash and this is expected to continue.

Commercial Aerospace

	2003	2002
Order book[1]	**£21.4bn**	£18.7bn
Sales	**£2.9bn**	£2.8bn
Profit[2]	**£204m**	£195m
Cash outflow[3]	**£(143)m**	£(396)m
Number of employees[4]	**12,150**	12,500

The Commercial Aerospace business group principally comprises BAE Systems 20% joint venture interest in Airbus. Other activities include subcontract manufacture of aerostructures components and assemblies and the regional aircraft asset management business and associated support activities.

Overview

The Commercial Aerospace business group made a profit[2] of £204m (2002 £195m) on sales of £2,924m (2002 £2,773m). Airbus contributed a profit[2] of £211m (2002 £201m) on sales of £2,683m (2002 £2,491m). This was after charging £252m of development costs (2002 £211m), of which £150m (2002 £103m) related to the A380 programme. In sterling terms, sales and profit of Airbus benefited by the translation effect of a strengthening Euro by £246m and £19m respectively.

The operating cash outflow[3] of £143m (2002 outflow £396m) includes £203m outflow in regional aircraft, mainly relating to prior year provision utilisation offset by a strong cash performance in Airbus. The performance at Airbus reflects a lower than anticipated impact from manufacturer's sales finance for airline customers.

Airbus

Airbus enjoyed a successful year despite a commercial aerospace market adversely impacted by the Iraq conflict and the SARS virus. Against this backdrop, it secured net orders for 254 commercial aircraft in addition to securing the strategically important A400M military transport aircraft order for 180 aircraft. This market performance favourably compares with the 233 aircraft orders secured in 2002, particularly given the commercial aircraft market conditions.

For the first time, Airbus achieved more than 50% of the worldwide deliveries of large commercial

jet aircraft, underlining the strength of the business and its product portfolio. Airbus achieved 305 commercial aircraft deliveries during 2003, in line with the previous year's performance.

The A380 development programme progressed to plan with strong market demand. All of the 11 customers who made initial commitments for the A380 have now signed firm purchase contracts, with Emirates, Malaysian Airlines, Korean Air and Qatar Airways all signing firm contracts during 2003. The firm order book for A380 stood at 129 at the end of 2003.

2004 is expected to be a difficult year with the commercial aircraft market likely to remain depressed. The performance of Airbus in 2004 is expected to reflect a slightly lower value mix of deliveries and the results will be impacted by a reduced benefit from hedge book fair value provisions. The prospects for Airbus in the medium-term remain bright.

Aerostructures
BAE Systems aerostructures business performance in 2003 reflected the backdrop of the difficult trading conditions in the commercial aircraft market. A loss was reported in 2003 as product development on the A380 programme was expensed.

Regional Aircraft
During 2003, the regional aircraft business finalised its transition to a customer support and services operation.

HQ and other businesses

	2003	2002
Order book[1]	**£1.1bn**	£1.1bn
Sales	**£0.3bn**	£0.3bn
Profit/(loss)[2]	**–**	£(18)m
Cash inflow/(outflow)[3]	**£14m**	£(92)m
Number of employees[4]	**4,000**	4,500

HQ and other businesses comprises the company's head office functions together with property services, RO Defence and prime contract management for the UK Future Carrier.

Overview
HQ and other businesses broke-even[2] in 2003 (2002 loss £18m) on sales of £316m (2002 £345m). The business group generated an operating cash inflow[3] of £14m (2002 outflow £92m).

Central head office costs were offset by a positive operating performance from RO Defence.

Future Carrier
At the beginning of 2003, the UK government announced the selection of a three-way alliance between BAE Systems, as preferred prime contractor, Thales UK and the MoD to build the Royal Navy's two new aircraft carriers. In March, BAE Systems and Thales signed an interim alliance agreement, which outlined the way forward for stage 3 of the assessment phase.

Work continues to balance the cost, capability and programme delivery requirements of the Carrier design prior to an anticipated contract award.

RO Defence
RO Defence had a successful year. The business saw its order book grow, with a continued strong order intake in its ammunitions supply activities and contract wins such as that for low rate

production from the US Department of Defense for its BROACH warhead system, to be fitted to the US Navy's Joint Standoff Weapon (JSOW-C).

The M-777 lightweight howitzer programme for the US Marine Corps and US Army met all its milestones in 2003 and the first production gun is on schedule for delivery in early 2004. The Terrier next generation air-transportable armoured combat engineering vehicle programme for the UK MoD also achieved all milestones in 2003.

[1] including share of joint venture order books and before the elimination of intra-group orders

[2] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown in the consolidated profit and loss account below)

[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures

[4] includes share of joint venture employees

[5] Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance

Consolidated profit and loss account

for the year ended 31 December

	Notes	2003 £m	Total 2003 £m	2002 £m	Total 2002 £m
Sales			**12,572**		12,145
Less: adjustment for share of joint venture sales			**(4,185)**		(4,069)
Turnover			**8,387**		8,076
Operating costs					
Excluding goodwill amortisation and impairment and exceptional items		**(7,717)**		(7,266)	
Goodwill amortisation and impairment		**(403)**		(403)	
Exceptional items	2	**(9)**		(797)	
			(8,129)		(8,466)
Operating profit/(loss)			**258**		(390)
Share of operating profit/(loss) of joint ventures					
Excluding goodwill amortisation and impairment and exceptional items		**310**		192	
Goodwill amortisation and impairment	7	**(115)**		(212)	
			195		(20)
			453		(410)
Non-operating exceptional items	2				
Cessation/reorganisation of commercial aerospace activities		**—**		(30)	
Profit on sale of operations		**—**		2	
Profit on fixed asset disposals		**—**		28	
Profit/(loss) before interest			**453**		(410)
Excluding goodwill amortisation and impairment and exceptional items		**980**		1,002	
Goodwill amortisation and impairment		**(518)**		(615)	
Exceptional items		**(9)**		(797)	
Interest	3				
Net interest		**(194)**		(194)	
Share of net interest of joint ventures		**(26)**		(12)	
			(220)		(206)
Profit/(loss) on ordinary activities before taxation			**233**		(616)

Tax	4				
Tax on profit excluding exceptional items		**(128)**		(158)	
Tax on exceptional items		**3**		177	
Share of tax of joint ventures		**(100)**		(89)	
			(225)		(70)
Profit/(loss) on ordinary activities after taxation			**8**		(686)
Equity minority interests			**(2)**		—
Profit/(loss) for the financial year			**6**		(686)
Dividends	6				
Equity: ordinary shares		**(281)**		(281)	
Non-equity: preference shares		**(21)**		(21)	
			(302)		(302)
Retained loss			**(296)**		(988)
Basic and diluted loss per share	5		**(0.5)p**		(23.2)p
Basic and diluted earnings per share	5				
Excluding goodwill amortisation and impairment and exceptional items			**16.6p**		17.3p

The results for 2003 and 2002 arose from continuing activities.

Consolidated balance sheet

as at 31 December	Notes	2003 £m	Restated[1] 2002 £m
Fixed assets			
Intangible assets		**6,000**	6,417
Tangible assets		**1,699**	1,709
Investments			
Share of gross assets of joint ventures, including goodwill		**7,827**	7,147
Share of gross liabilities of joint ventures		**(6,212)**	(5,654)
Share of joint ventures	7	**1,615**	1,493
Others		**95**	22
		1,710	1,515
		9,409	9,641
Current assets			
Stocks		**775**	768
Debtors due within one year		**2,588**	2,673
Debtors due after one year		**927**	805
Investments		**883**	776
Cash at bank and in hand		**780**	930
		5,953	5,952
Current liabilities			
Loans and overdrafts		**(779)**	(1,070)
Creditors		**(5,846)**	(5,489)
		(6,625)	(6,559)
Net current liabilities		**(672)**	(607)
Total assets less current liabilities		**8,737**	9,034
Liabilities falling due after one year			
Loans		**(1,749)**	(1,913)
Creditors		**(482)**	(449)
		(2,231)	(2,362)
Provisions for liabilities and charges		**(900)**	(987)

	5,606	5,685

Capital and reserves

Called up share capital	**143**	143
Share premium account	**412**	412
Own shares	**(9)**	(11)
	546	544
Statutory reserve	**202**	202
Other reserves	**5,370**	5,260
Profit and loss account	**(527)**	(341)
Shareholders' funds		
Equity	**5,325**	5,399
Non-equity	**266**	266
	5,591	5,665
Equity minority interests	**15**	20
	5,606	5,685

Approved by the Board on 25 February 2004 and signed on its behalf by:

M J Turner Chief executive
G W Rose Group finance director

see note 8

Consolidated cash flow statement

for the year ended 31 December

	Notes	2003 £m	2002 £m
Net cash inflow from operating activities	11	**836**	136
Dividends from joint ventures		**37**	78
Returns on investments and servicing of finance		**(138)**	(171)
Taxation		**75**	(89)
Capital expenditure and financial investment		**(248)**	(183)
Acquisitions and disposals		**(62)**	41
Equity dividends paid		**(281)**	(281)
Net cash inflow/(outflow) before financing and management of liquid resources		**219**	(469)
Management of liquid resources		**206**	(20)
Financing		**(380)**	(236)
Net increase/(decrease) in cash available on demand		**45**	(725)

Reconciliation of net cash flow to net debt

for the year ended 31 December

	Notes	2003 £m	2002 £m
Net increase/(decrease) in cash available on demand		**45**	(725)
Net (decrease)/increase in liquid resources		**(206)**	20
Net decrease in other loans included within net funds		**380**	268
Change in net funds from cash flows		**219**	(437)
Adjustment to Exchange Property	9	**121**	(136)
Foreign exchange		**72**	97
Net increase/(decrease) in net funds		**412**	(476)
Net funds at 1 January	12	**(1,277)**	(801)
Net funds at 31 December		**(865)**	(1,277)